UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 10, 2012

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated April 9, 2012 announcing an arbitration award.

PR No.: C2767C

STMicroelectronics Statement on Arbitration Award

Geneva, April 9, 2012 - STMicroelectronics (NYSE: STM) announced that, on April 5 2012, it has been ordered to pay approximately $59 million to NXP Semiconductors Netherlands B.V. ("NXP"), following an award from an arbitration tribunal set up according to the rules of the International Chamber of Commerce (“ICC”).

The award concerns a dispute between ST and NXP and relates to a claim by NXP against ST for underloading charges to be included in the price of wafers which NXP supplied to ST’s wireless JV from October 1, 2008 until December 31, 2009.

Although ST is clearly disappointed with the results of this arbitration, which were unexpected, the Company is encouraged by the fact that in its award the ICC Tribunal states that it has chosen not to address certain issues which ST has raised, and that will be part of a second arbitration before the same ICC tribunal. A hearing for this second arbitration is scheduled in June 2012 with a final decision expected during the following twelve months.

ST intends to vigorously pursue its claims in this second arbitration aiming to convince the ICC Tribunal to reverse the economic effect of its award in the first arbitration.

This award will be recognized in our first quarter 2012 results and is currently estimated to have a negative impact on our cost of sales. This will in turn negatively impact our gross margin by approximately 2.6 percentage points. Consequently, we are lowering our previously indicated guidance for the first quarter as a result of this unexpected exceptional charge to about 30.4%, plus or minus 1.5 percentage points.

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “may,” “will,” “should,” “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof, or by discussions of strategy, plans or intentions. Some of the risk factors we face are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2011, as filed with the SEC on March 5, 2012. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

About STMicroelectronics

ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power technologies and multimedia convergence applications. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people's life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2011, the Company’s net revenues were $9.73 billion. Further information on ST can be found at www.st.com

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Group V.P.
Maria Grazia Prestini
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 10, 2012	By:	/s/ MARIO ARLATI

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer